Exhibit 12

Dendreon Corporation

Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2012	2011	2010	2009	2008

Earnings
Loss before taxes	($393,610)	($337,806)	($439,891)	($220,161)	($71,644)
Add: Fixed charges	58,349	52,426	7,078	5,174	7,210
Less: Capitalized interest	290	1,186	3,539	1,374	586

Total earnings (as defined)	(335,551)	(286,566)	(436,352)	(216,361)	(65,020)

Fixed Charges
Interest expense, including amortization of debt issuance costs	55,252	47,704	1,588	$2,321	$5,156
Capitalized interest	290	1,186	3,539	1,374	586

Total interest expensed and capitalized	55,542	48,890	5,127	3,695	5,742

One-third of rental expense, net of sublease income	2,807	3,536	1,951	1,479	1,468

Total fixed charges	$58,349	$52,426	$7,078	$5,174	$7,210

Insufficient amount	(393,900)	(338,992)	(443,430)	(221,535)	(72,230)